UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(E) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006; or

☐	Transition Report Pursuant to 15(d) of the Securities Exchange Act of 1934
For the transition period from to
Commission file number:
TD WATERHOUSE GROUP, INC. 401(k) AND PROFIT SHARING PLAN
(Full title of the plan)
THE TORONTO-DOMINION BANK
(Name of issuer of the securities held pursuant to the plan)
P.O. BOX 1
TORONTO-DOMINION CENTRE
KING STREET WEST AND BAY STREET
TORONTO, ONTARIO M5K1A2
CANADA

(Address of principal executive offices)

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEAR ENDED DECEMBER 31, 2006
CONTENTS

Page
Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*:

Schedule H, Part IV, Item 4(i) — Form 5500, Schedule of Assets (Held at End of Year), December 31, 2006	9

Exhibit Index	11
Consent of Independent Registered Public Accounting Firm
*Other schedules required by Section 2520.103 — 10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrator of the
     TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ ERNST & YOUNG LLP
Chicago, Illinois
June 27, 2007

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits

	December 31
	2006	2005
ASSETS

Cash	$14,075	$169,402
Investments, at fair value:
Mutual Funds	132,101,152	129,857,988
Common Stock	16,700,148	22,069,635
Participant loans receivable	3,551,083	4,920,474

Total cash and investments	152,366,458	157,017,499

Employer profit sharing contribution receivable	4,521,349	5,890,907
Common stock dividends receivable	—	154,782

Net assets available for benefits	$156,887,807	$163,063,188

See accompanying notes.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions
Additions to net assets attributed to:
Investment income:
Dividends and interest	$5,688,229
Net appreciation in fair value of investments	12,744,780

Net investment income	18,433,009

Contributions:
Participants	10,081,506
Employer	2,917,304
Employer profit sharing	4,521,349

Total contributions	17,520,159

Total additions	35,953,168

Deductions
Deductions from net assets attributed to benefits paid to participants	(42,128,549)

Net decrease during the year	(6,175,381)

Net assets available for benefits:

Beginning of year	163,063,188

End of year	$156,887,807

See accompanying notes.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006
1.	PLAN DESCRIPTION

The TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan (the “TDW Plan”) is a defined contribution plan formerly sponsored by TD Waterhouse Group, Inc. (“TDW Group”) and its subsidiaries (the “Company”). TDW Group was formerly a wholly owned subsidiary of The Toronto-Dominion Bank (“TD”). On January 24, 2006, TDW Group was acquired by Ameritrade Holding Corporation (presently known as TD AMERITRADE Holding Corporation). On April 21, 2006, TDW Group was dissolved and merged into TD AMERITRADE Online Holdings Corp. (“TDAOH”). TDAOH is now the sponsor of the TDW Plan as the successor to TDW Group. The TDW Plan was established on September 1, 1994, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following description of the TDW Plan provides only general information. Participants should refer to the TDW Plan document for a more complete description of the TDW Plan’s provisions.

On June 26, 2007, the TDAOH Board of Directors approved the merger of the TDW Plan into the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan (“Ameritrade Plan”). The merger will become effective on or about July 17, 2007.

GENERAL

The TDW Plan is a defined contribution plan covering all employees of the Company who have completed 30 days of service and are age 21 or older. Participants are eligible to make 401(k) deferrals at the later of the first day of the calendar month following 30 days of service or the January 1, April 1, June 1, or October 1 following the attainment of age 21. Participants are eligible to receive matching contributions on the January 1, April 1, June 1, or October 1 following the later of their completion of one year of service or the attainment of age 21.

The TDW Plan also provides for discretionary profit sharing contributions. The amount of the Company’s annual profit sharing contribution to the TDW Plan is determined at the discretion of the Company’s Board of Directors. Prior to January 24, 2006, the Company’s profit sharing contributions were in the form of cash or shares of TD’s common stock. Effective January 24, 2006, TD common stock ceased to be available as an investment option under the TDW Plan and the Company’s profit sharing contributions are in the form of cash. All employees of the Company who have completed at least one year of service, as defined in the TDW Plan, are eligible on the January 1 or July 1 immediately following the completion of one year of service, to receive the annual profit sharing contribution if the employee is employed on the last day of the TDW Plan year.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant to reflect the participant’s contributions, matching contributions, profit sharing contributions and investment earnings. Investment earnings are allocated daily based on each participant’s investment choices and relative account balances.

CONTRIBUTIONS

Each year, participants may contribute up to 35 percent of their compensation, as defined in the TDW Plan, limited to the maximum amount of pre-tax annual compensation as determined by the Internal Revenue Code (“IRC”). Participants who are age 50 or older may make additional “catch-up contributions.”

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
Participants also may contribute amounts representing distributions from other qualified employer-sponsored retirement plans. Each year, the Company contributes to the TDW Plan as a matching contribution 50% of the participant’s contributions to the TDW Plan (not including any catch-up contributions) not to exceed 6% of the participant’s compensation. The Company’s matching contribution shall be made in cash. A discretionary profit sharing contribution may be made annually. Effective April 1, 2006, highly compensated employees who are participants in the Ameritrade Holding Corporation 2002 Management Incentive Plan, or its successor plan or plans, are not be eligible to receive Company matching or profit sharing contributions. Participants direct the investment of all contributions into various investment options offered by the TDW Plan. As of December 31, 2006, the TDW Plan offered 23 mutual funds as investment options for participants.

VESTING

Participants are immediately vested in voluntary contributions plus actual earnings thereon. Vesting in the Company matching and profit sharing contributions is based on years of continuous service. A participant becomes 100% vested in the Company matching and profit sharing contributions after six years of credited service. Pursuant to a TDW Plan amendment, effective January 24, 2006, employees of the TDW Group entities acquired by Ameritrade Holding Corporation became 100% vested in the TDW Plan as of January 24, 2006 if they were employed and participating in the TDW Plan as of that date.

INVESTMENT OPTIONS

Participants’ funds are invested at the discretion of the participants among the following T. Rowe Price funds: T.Rowe Price New Income Fund, T.Rowe Price Blue Chip Growth Fund, T.Rowe Price Capital Appreciation Fund, T.Rowe Price Emerging Markets Stock Fund, T.Rowe Price Equity Index 500 Fund, T. Rowe Price International Stock Fund, T.Rowe Price Mid-Cap Growth Fund, T.Rowe Price Prime Reserve Fund, T.Rowe Price Small-Cap Value Fund, T.Rowe Price Science and Technology Fund, T.Rowe Price Equity Income Fund, T.Rowe Price International Bond Fund, T. Rowe Price Media and Telecommunications Fund, T.Rowe Price Retirement 2005 Fund, T.Rowe Price Retirement 2010 Fund, T.Rowe Price Retirement 2015 Fund, T.Rowe Price Retirement 2020 Fund, T.Rowe Price Retirement 2025 Fund, T.Rowe Price Retirement 2030 Fund, T.Rowe Price Retirement 2035 Fund, T.Rowe Price Retirement 2040 Fund, T.Rowe Price Retirement 2045 Fund, and the T.Rowe Price Retirement Income Fund. Prior to January 24, 2006, TD common stock was also available as an investment option. T. Rowe Price is the trustee of the TDW Plan and TDW Group, a former wholly owned subsidiary of TD, was the TDW Plan sponsor. Due to these relationships, the investments in T. Rowe Price Funds and TD’s common stock qualify as party-in-interest transactions. Pursuant to a TDW Plan amendment, effective January 24, 2006, TD common stock ceased to be available as an investment option under or for distribution by the TDW Plan. Participants may change the election of future contributions to their account or reallocate past contributions any time with no limit on the number of changes.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of (i) $50,000 minus the greatest amount owed on a loan during the previous 12 months, (ii) 50% of their vested account, or (iii) any loan amount for which the loan repayments will not exceed the participant’s net earnings each month. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of prime plus 1% as of the date the loan is made. Principal and interest are repaid through payroll deductions.

PAYMENT OF BENEFITS

On termination of service for any reason, a participant is entitled to receive the value of the participant’s vested interest in his or her account. If the value of the participant’s account is less than $1,000, the participant will automatically receive the value of his or her account in a single lump sum and if the value

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
of the participant’s account is greater than $1,000, a participant may elect to receive the value of his or her account in a single lump sum, a direct rollover to another eligible retirement plan, equal monthly, quarterly, semi-annual or annual installments for a period that does not exceed the participant’s or the beneficiary’s life expectancy, or a combination of the lump-sum and the direct rollover. Withdrawals may be made under certain other circumstances in accordance with the TDW Plan document. Prior to January 24, 2006, a participant could elect to receive such portion of his or her account as was invested in common stock of TD in whole shares of stock or in cash (or in a combination of the two). Effective January 24, 2006, all distributions from the TDW Plan are made entirely in cash. The related benefits paid for these party-in-interest transactions for the year ended December 31, 2006 consisted of 87,879 shares of TD’s common stock, with an aggregate fair value of $4,889,108, and cash of $1,046,504. The value of the shares of T.Rowe Price funds is distributed in cash. The related benefits paid for these party-in-interest transactions was $36,079,176.

FORFEITURES

At December 31, 2006, forfeited nonvested accounts totaled $899,464. These amounts may be used to reinstate prior forfeitures for employees who return to work and to reduce future Company contributions. No forfeiture amounts were used to meet the employer’s profit sharing contribution commitment for 2006.

PLAN ADMINISTRATION AND TRUSTEESHIP

Prior to January 24, 2006, the terms and provisions of the TDW Plan were administered by the “Committee,” as defined in the TDW Plan document. The Committee was appointed by the Board of Directors of TD, and consisted of at least three individuals who had the authority to control and manage the operation and administration of the TDW Plan. Committee members served without pay. Pursuant to an amendment of the TDW Plan, effective January 24, 2006, Committee shall mean the Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan Committee (“Ameritrade 401(k) Committee”). The Ameritrade 401(k) Committee may by majority vote remove or add members.

T.Rowe Price is directed by plan participants concerning purchases and sales of fund investments. T.Rowe Price makes investment decisions for the funds held in the T.Rowe Price mutual funds and provides record-keeping services for all TDW Plan funds.

The TDW Plan’s investments are held by T.Rowe Price under a trust agreement.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

The TDW Plan’s financial statements are prepared on the accrual basis of accounting.

INVESTMENT VALUATION

The TDW Plan’s investments are stated at fair value. Investments in TD’s common stock are stated at market value, defined as the closing price on the last business day of the TDW Plan Year. Shares of registered investment companies are valued at quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Investment income is recorded when earned.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
CONTRIBUTIONS

Employee and employer matching contributions are recorded in the period during which the Company makes payroll deductions from the participant’s earnings.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

RISKS AND UNCERTAINITIES

The TDW Plan provides for various investment instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

EXPENSES

Administrative expenses of the TDW Plan are borne by the Company and are not included within the TDW Plan’s financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	INVESTMENTS

The following table presents the fair value of investments that represent five percent or more of the TDW Plan’s net assets available for benefits.

	December 31
	2006	2005
Common Stock
The Toronto-Dominion Bank (278,940 and 418,779 shares)	$16,700,148	$22,069,635

Mutual funds
T. Rowe Price Blue Chip Growth Fund (441,916 and 505,197 shares)	$15,789,677	$16,509,842
T.Rowe Price Capital Appreciation Fund (476,222 and 487,674 shares)	9,819,703	9,782,739
T.Rowe Price Emerging Markets Stock Fund (306,822 and 329,143 shares)	9,944,133	8,452,380
T. Rowe Price Equity Index 500 Fund (333,927 and 353,166 shares)	12,702,613	11,848,726
T.Rowe Price Mid-Cap Growth Fund (270,079 and 302,593 shares )	14,500,588	16,382,392
T.Rowe Price Prime Reserve Fund (20,951,587 and 20,397,463 shares)	20,951,587	20,397,463
T.Rowe Price Small-Cap Value Fund (320,599 and 353,918 shares)	13,211,900	13,063,130
T.Rowe Price Science and Technology Fund (376,404 and 462,184 shares)	7,889,434	9,044,933

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
During 2006, the TDW Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$2,386,632
Mutual funds	10,358,148

$12,744,780

4.	FEDERAL INCOME TAX STATUS

The TDW Plan has received a determination letter from the Internal Revenue Service, dated May 20, 2003, stating that the TDW Plan is qualified under Section 401(a) of the IRC and, therefore the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the TDW Plan was amended. Once qualified, the TDW Plan is required to operate in conformity with the IRC to maintain its qualification. The TDW Plan administrator believes the TDW Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the TDW Plan, as amended, is qualified and the related trust is tax exempt.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
(Employer Identification Number 47-0642657, Plan No. 002)
Schedule H, Part IV, Item 4(i) — Form 5500
Schedule of Assets (Held at End of Year)
December 31, 2006

	Number	Fair
	Of Shares	Value
Cash		$14,075
The Toronto-Dominion Bank Common Stock	278,940	16,700,148
T.Rowe Price New Income Fund	359,692	3,208,460
T.Rowe Price Blue Chip Growth Fund	441,916	15,789,677
T.Rowe Price Capital Appreciation Fund	476,222	9,819,703
T.Rowe Price Emerging Markets Stock Fund	306,822	9,944,133
T.Rowe Price Equity Index 500 Fund	333,927	12,702,613
T.Rowe Price International Stock Fund	354,559	5,967,231
T.Rowe Price Mid-Cap Growth Fund	270,079	14,500,588
T.Rowe Price Prime Reserve fund	20,951,587	20,951,587
T.Rowe Price Small-Cap Value Fund	320,599	13,211,900
T.Rowe Price Science and Technology Fund	376,404	7,889,434
T.Rowe Price Equity Income Fund	170,547	5,039,689
T.Rowe Price International Bond Fund	138,786	1,344,840
T.Rowe Price Media and Telecommunications Fund	166,391	7,184,802
T.Rowe Price Retirement 2005	520	6,044
T.Rowe Price Retirement 2010	4,089	64,904
T.Rowe Price Retirement 2015	13,639	168,719
T.Rowe Price Retirement 2020	24,243	420,626
T.Rowe Price Retirement 2025	35,800	460,399
T.Rowe Price Retirement 2030	60,696	1,128,352
T.Rowe Price Retirement 2035	71,450	941,006
T.Rowe Price Retirement 2040	59,627	1,118,024
T.Rowe Price Retirement 2045	10,099	124,926
T.Rowe Price Retirement Income Fund	8,643	113,495
Participants loans receivable — maturing in 1-180 months (Interest rates on loans range from 5% -10.50%)		3,551,083

		$152,366,458

All investment options are a party-in-interest to the TDW Plan.

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD Waterhouse Group, Inc. 401(k) and Profit Sharing Plan

By:	/s/ WILLIAM J. GERBER
William J. Gerber
Executive Vice President, Chief Financial Officer TD AMERITRADE Holding Corporation
Date: June 27, 2007

TD WATERHOUSE GROUP, INC.
401(k) AND PROFIT SHARING PLAN
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm